(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 000-22195

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AHL Services, Inc.

Full Name of Registrant

Former Name if Applicable

1000 Wilson Boulevard, Suite 910

Address of Principal Executive Office (Street and Number)

Arlington, Virginia 22209

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has determined that its German specialized staffing business will be treated as a continuing operation for the fiscal year ended December 31, 2002. Generally accepted accounting principles require that these operations be presented on a consistent basis for each year. Accordingly, the Registrant is required to reclassify its German staffing operations from discontinued operations to continuing operations and present this reclassification in its audited financial statements for the years ended December 31, 2000, 2001 and 2002, which are required to be included in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002. The Registrant’s 2000 and 2001 financial statement statements had previously been audited by Arthur Andersen. The Company has engaged Ernst & Young LLP, the Registrant’s new independent auditors to audit its 2000 and 2001 financial statements given the new presentation of the German specialized staffing operations as continuing operations.

The 2002 audit is the first annual audit of the Registrant’s financial statements by Ernst & Young LLP, who were retained by the Registrant as its independent auditors following the termination of Arthur Andersen LLP in May 2002. In the course of working with Ernst & Young LLP, management of the Registrant has re-evaluated its accounting policies and applications of generally accepted accounting principles. This process has resulted in the determination that certain adjustments are required to the Registrant’s previously reported financial statements for 2000 and 2001. Accordingly, the Registrant expects to restate its financial statements for the years ended December 31, 2000 and 2001. The audit is ongoing and additional adjustments may be identified prior to its completion, however adjustments identified to date which will be reflected in the restatements primarily relate to the determination of workers’ compensation expense; the computation and treatment of foreign currency translation adjustments related to intercompany receivables and payables; the recognition of expense on leases on a straight-line basis; and the recognition of additional valuation allowances related to the Company’s deferred tax assets. None of the items that will be included in the restatements is attributable to fraud or misconduct.

Management’s evaluation of its accounting policies and the independent audits by Ernst & Young LLP are continuing, and the Registrant will announce its restated 2000 and 2001 results, as adjusted to reflect the reclassification of the German specialized staffing business, and its 2002 results as soon as these processes are completed. The Registrant was unable to file its Annual Report on Form 10-K within the prescribed time due to delays in concluding the restatement and re-audit of the Registrant’s financial statements for the reasons described above.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Heinz Stubblefield (Name)	(703) (AreaCode)	528-9688 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in the results of operations for the year ended December 31, 2002 and in its previously reported results of operations for the years ended December 31, 2000 and 2001 as a result of the reclassification of  its German staffing operations from discontinued operations to continuing operations and the reflection of certain adjustments  to its previously issued 2000 and 2001 financial statements as described in Part III above. The Registrant is finalizing the restatement of these financial statements and the notes related thereto. The amount and nature of the changes cannot be quantified at this time.

AHL Services, Inc.

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2003	By:	/s/ Heinz Stubblefield
Chief Financial Officer

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